FASTY FRESH, INC. DBA FIREPIE

GAAP Financial Statements

FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

(Unaudited)

FASTY FRESH, INC. DBA FIREPIE
BALANCE SHEET
DECEMBER 31, 2018 & 2017
(Unaudited)

Assets

	2018	2017
Current assets		
Cash	4,042	4,271
Credit card receivables	-	14,493
Other current assets	1,731	4,520
Total current assets	5,774	23,284
Property and equipment, net	144,684	105,588
Other assets	40,715	13,885
Total assets	$ 191,173	$ 142,757

Liabilities and Stockholders' Equity

	2018	2017
Liabilites		
Current liabilities	198,226	102,703
Total current liabilities	198,226	102,703
Long-term liabilities	605,572	362,327
Total long-term liabilities	605,572	362,327
Total liabilities	$ 803,798	$ 465,030
Stockholders' equity		
Paid in on capital stock		
Common—	$ 88,063	$ 88,063
Authorized, 8,311,300 shares of		
$0.011 par value; issued and outstanding,		
in 2018 and 2017,		
respectively		
Retained earnings	(700,688)	(410,336)
Total stockholders' equity	(612,625)	(322,273)
Total liabilities and stockholders' equity	$ 191,173	$ 142,757

FASTY FRESH, INC. DBA FIREPIE
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017
(Unaudited)

	2018	2017
Sales		
Sales, net	$ 1,156,068	$ 890,448
Delivery fee	60,479	56,913
Catering	1,729	-
Private events	29,402	-
Rental income	23,227	23,943
Tip income	22,811	59,544
Other income	6,678	13,369
Less: refunds and allowances	(17,644)	(6,492)
Net sales	1,282,750	1,037,724
Cost of goods sold		
Merchant fees	25,955	20,856
Direct labor	670,709	304,568
Food CoGS	227,681	165,281
Packaging supplies	45,944	34,803
Other CoGS	34,715	46,456
Total cost of goods sold	1,005,004	571,965
Operating expenses		
Advertising and marketing	$ 30,373	$ 22,658
Selling, general and administrative	457,633	334,311
Legal and professional fees	14,134	24,045
Depreciation expense	8,271	11,028
Interest expense	40,385	26,569
Payroll expense	17,271	178,222
Total operating expenses	568,067	596,834
Income from operations	(290,320)	(131,075)
Net income	$ (290,320)	$ (131,075)

FASTY FRESH, INC. DBA FIREPIE
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017
(Unaudited)

	2018	2017
Cash flows from operating activities		
Net income (loss) for the period	$ (290,320)	$ (131,075)
Adjustments to reconcile net income to net	-	-
cash provided by operating activities:	-	-
Depreciation expense	8,271	11,028
Increase in accounts receivable	14,493	(14,493)
Increase in accounts payable	71,581	45,158
Net cash provided by operating activities	(195,975)	(89,381)
Cash flows from investing activities		
Property, plant and equipment	(44,101)	(13,654)
Deposits	(3,367)	(4,000)
Net cash provided by investing activities	(47,467)	(17,654)
Cash flows from financing activities		
Convertible notes	183,000	65,000
Business loans	60,213	36,203
Net cash provided by financing activities	243,213	101,203
Net increase (decrease) in cash	(229)	(5,832)
Cash at beginning of period	4,271	10,104
Cash at end of period	$ 4,042	$ 4,271

FASTY FRESH, INC. DBA FIREPIE

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

(Unaudited)

	Common Shares	Common Stock	Stock Subscriptions Receivable	Additional Paid-in Capital	Accumulated Earnings	Total Equity
Balance at January 1, 2017	8,311,300	$ 88,063	$ -	$ -	$ (279,261)	$ (191,198)
Issuance of founders shares	-	-	-	-	-	-
Dividends declared on common stock	-	-	-	-	-	-
Net income (loss)	-	-	-	-	(131,075)	(131,075)
Balance at December 31, 2017	8,311,300	88,063	-	-	(410,336)	(322,273)
Common stock contribution	-	-	-	-	-	-
Owner's pay and personal expenses	-	-	-	-	(32)	-
Net income (loss)	-	-	-	-	(290,320)	(290,352)
Balance at December 31, 2018	8,311,300	$ 88,063	$ -	$ -	$ (700,688)	$ (612,625)

Note 1 - Summary of significant accounting policies

Organization and nature of operations

Firepie, Inc. (the "Company") was formed under Delaware law on July 8, 2015. The Company operates one (1) restaurant in San Francisco, California which is where the Company is located.

The Company maintains its financial records on a calendar year basis for the year ended December 31, 2017 and the year ended December 31, 2018.

Cash and cash equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on hand, cash on deposit with financial institutions, and certificates of deposit.

Inventories

Inventories consist primarily of food, beverages and paper goods and are stated at the lower of cost (first-in, first-out method) or market.

Property and equipment

Property and equipment is stated at cost. Depreciation is computed over the estimated useful lives of the respective assets using the straight-line method of depreciation. Estimated useful lives are generally fifteen to thirty-nine years for buildings and improvements and 5 to 15 years for furniture, fixtures and equipment. Depreciation expense totaled $11,028 in fiscal year 2017 and $8,271 in fiscal year 2018.

Other assets

Costs incurred associated with obtaining financing are deferred and amortized over the term of the related debt. The costs of deposits are recoded at cost.

Long-lived assets

The Company evaluates the recoverability of its long-lived assets, primarily fixed assets, in accordance with Statement of Financial Accounting Standards (SFAS) No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate the book value of the asset may not be recoverable. In accordance with SFAS 144, the Company uses the estimate of future undiscounted cash flows attributable to such assets over the remaining life in measuring whether the assets are recoverable.

Income taxes

The Company follows the asset and liability method for deferred income taxes as required by the provisions of Statement of Financial Accounting Standards No. 109. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Use of estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Note 2 - Property and equipment

Property and equipment as of December 31, 2017 and December 31, 2018 consists of the following:

	December 31, 2017	December 31, 2018
Property, plant and equipment	134,791	182,159
	134,791	182,159
Less accumulated depreciation	29,204	37,475
Net property, plant and equipment	$ 105,588	$ 144,684

Note 3 - Long-term debt

Long-term debt as of December 31, 2017 and December 31, 2018 consists of the following:

	December 31, 2017	December 31 2018
Note payable to various lenders maturing within the next 12 months	$ 120,638	$170,471
Convertible Notes payable issued in 2017 & 2018 with annual interest rate of 7%. (See Subsequent Event Footnote)	226,700	409,700
Note payable to Shareholder, without interest, estimated maturing 2020	11,532	22,143
Long-term debt	$ 358,870	$ 602,314

Note 4 - Related party transactions

There was a note due from a stockholder at December 31, 2017 in the amount of $11,532 and $22,143 at December 31, 2018. The notes were unsecured, non-interest bearing and had an estimated maturity date in 2020.

Note 5 - Retirement plan

The Company does not have a 401(k) or any other retirement plan.

Note 6 - Stockholders' equity

The authorized, issued and outstanding shares of capital stock at December 31, 2017 and December 31, 2018 are summarized as follows:

| | | Issued and Outstanding | |
	Authorized	Fiscal Year 2017	Fiscal Year 2018
Common stock, $.01 par value	20,000,000	8,311,300	8,311,300
Preferred stock, $.01 par value	5,000,000	0	0

Note 7 - Commitments and contingencies

Lease commitments

In 2016, the Company entered into a lease agreement with Peter Castro. The Lease commenced August 15, 2016 for a period of 3 years with monthly payments of $5,500 and had no options to extend.

In 2015, the Company entered into equipment lease agreements with Kingswood Leasing for certain equipment. The terms of the lease agreement for 60 months with monthly payments of $1,686 and provides The Company to acquire the equipment for $1 at the end of the lease term.

In 2017, the Company entered into equipment lease agreements with Pizzaman's Pavillion for certain equipment. The terms of the lease agreement for 24 months with monthly payments of $525 and provides The Company to acquire the equipment for $1 at the end of the lease term.

In 2018, the Company entered into a lease agreement with Providence Capital Funding, Inc. The Lease commenced March 22, 2018 for a period of 5 years with monthly payments of $2,364.

At December 31, 2018, future minimum rental payments required under noncancelable operating leases are as follows:

Fiscal Year	
2019	$ 24,437
2020	13,493
	$ 37,390

FIREPIE, INC.

Notes to Financial Statements (Continued)
December 31, 2017 and December 31, 2018

Note 8 - Income taxes

There is no provision for income taxes for the fiscal years ended December 31, 2017 and December 31, 2018 as a result of operating losses and recording valuation allowances related to the deferred federal and state income tax benefits for each of the years. Deferred income taxes result from the tax benefit of federal and state net operating loss carryforwards, the use of different depreciation methods for financial reporting and tax purposes, and the differences in accounting for goodwill and the sale-leaseback transactions for financial reporting and tax purposes.

The components of the net deferred tax asset as of December 31, 2017 and December 31, 2018 are as follows:

	2017	2018
Deferred tax asset		
Net operating loss carryforwards	$ 400,996	$ 400,996
	400,996	400,996
Valuation allowance	(400,996)	(400,996)
Net non-current deferred tax asset	$ 0	$ 0

The Company has recorded a valuation allowance to reduce deferred tax assets to estimated net realizable value based upon management's assessment of such amounts at December 31, 2017 and December 31, 2018. Management's assessment will be updated periodically to reflect changes in the Company's business and results of operations.

Note 9 - Concentrations of risk

During fiscal years 2017 and 2018, the Company made significant purchases of food, beverages and paper goods from one main vendor. Management does not consider this a significant risk, as there are other vendors available to replace current vendors.

Note 10 - Subsequent events

In 2019, The Company also extended its lease agreement for an additional 3 years.